AKF 3/5/2003

Vb 3.7.03

03014495

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 4 2003 WASH. D.C. 155

SEC FILE NUMBER
8- 35581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Krueger Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Main Street
(No. and Street)

Keokuk	IA	52632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel R. Krueger 319-524-1240
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John P. Wardwell, CPA PC
(Name — *if individual, state last, first, middle name*)

40 N. 9th Street	Hamilton	IL	62341
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 2 0 2003

OATH OR AFFIRMATION

I, ROY L. KRUEGER JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRUEGER BROKERAGE, INC, as of Dec 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

HENRY KRUEGER
Commission Number 157668
My Commission Expires
September 13, 2005

R L Krueger Jr
Signature

Treasurer
Title

Henry L Krueger 2/26/03
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

January 28, 2003

Krueger Brokerage, Inc.
601 Main Street
Keokuk, IA 52632

Gentlemen:

We have audited the financial statements of Krueger Brokerage, Inc. for the year ended December 31, 2002 and issued our report thereon dated January 28, 2003. During the course of our examination, no material inadequacies were found to exist or to have existed since the date of the previous audit.

Sincerely,

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC

KRUEGER BROKERAGE, INC.
KEOKUK, IOWA

Financial Report
December 31, 2002

TABLE OF CONTENTS

John P. Wardwell, CPA PC
Certified Public Accountant

40 N. 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

Board of Directors
Krueger Brokerage, Inc.
Keokuk, Iowa 52632

We have audited the accompanying statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2002, and the related statements of income, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Krueger Brokerage, Inc. as of December 31, 2001, were audited by other auditors, who have ceased operations and whose report dated January 30, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statements of financial condition of Krueger Brokerage, Inc. as of December 31, 2002 and 2001, and the related statements of income, cash flows, and changes in stockholders' equity for the years then ended present fairly in all material respects, the financial position of Krueger Brokerage, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

John P. Wardwell, CPA PC

January 28, 2003

KRUEGER BROKERAGE, INC.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
CURRENT ASSETS		
Cash and insured investment accounts	$ 11,928	$ 12,526
Clearing agent escrow cash	22,516	8,013
Clearing agent escrow investment account at market (Note 8)	11,370	28,210
Investment in mutual fund shares and stocks, at market value (Note 8)	56,102	67,598
Other investments (Note 8)	16,300	16,300
Accounts receivable	13,293	14,944
Income tax refunds receivable (Note 11)	---	1,312
TOTAL CURRENT ASSETS	$ 131,509	$ 148,903
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accrued expenses	2,328	8,940
Accounts payable - clearing agent	2,626	3,930
Income taxes payable	784	---
TOTAL CURRENT LIABILITIES	5,738	12,870
Stockholders' Equity		
Common stock, par value $1000, authorized 100 shares, issued and outstanding 50 shares	50,000	50,000
Treasury stock (12 shares, at cost) (Note 12)	(25,908)	(25,908)
Retained earnings	101,679	111,941
TOTAL STOCKHOLDERS' EQUITY	125,771	136,033
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 131,509	$ 148,903

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Income Statements
December 31, 2002 and 2001

	2002	2001
Commission Income	$ 214,153	$ 221,119
Interest and dividend income	6,952	10,071
Gain (loss) on sale of securities	---	1,046
Unrealized gain (loss) on securities	(11,874)	(6,520)
Other income	1,400	1,400
Total Income	210,631	227,116
Operating Expenses		
Officers' salaries	95,900	102,000
Other salaries	22,174	19,309
Clearing expenses	36,665	39,133
Computer service	10,940	13,224
Rent	5,400	5,400
Licenses and fees	2,998	2,778
Professional fees	2,275	2,289
Advertising	1,285	1,301
Office expenses	3,131	3,628
Payroll taxes	9,306	9,607
Utilities	3,042	3,438
Travel and entertainment	2,799	2,588
Health insurance	13,263	11,785
SEP contribution (Note 10)	8,141	16,764
Other expenses	2,790	2,954
Total Operating Expenses	$ 220,109	$ 236,198
Net income (loss) before income tax	(9,478)	(9,082)
Income tax expense (Note 11)	784	---
Net income (loss)	$ (10,262)	$ (9,082)
(Loss) per share	$ (205.24)	$ (181.64)

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (10,262)	$(9,081)
Unrealized losses on marketable securities	11,874	6,519
Decrease in accounts receivable	2,963	5,825
Increase (decrease) in accounts payable and accrued expenses	(7,132)	684
(Gain) loss on sale of securities	---	(1,046)
Net Cash Provided (Used) by Operating Activities	(2,557)	2,901
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(800)	(7,123)
Proceeds from sale of investments & redemptions	17,262	14,194
Net Cash Provided by Investing Activities	16,462	7,071
CASH FLOWS FROM FINANCING ACTIVITIES	NONE	NONE
Net increase in cash	13,905	9,972
Cash balance, beginning of year	20,539	10,567
Cash balance, end of year	$ 34,444	$ 20,539

	2002	2001
Cash expended for income taxes	$ -0-	$ 300

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2002 and 2001

	2002	2001
Beginning stockholders' equity	$ 136,033	$ 145,115
Net (loss)	(10,262)	(9,082)
Ending stockholders' equity	$ 125,771	$ 136,033

The Notes to Financial Statements are an integral part of this report.

NOTES TO FINANCIAL STATEMENTS

Note 1. Significant Accounting Policies

The accounting policies relative to the carrying value of investments are indicated in the captions on the balance sheet. For purposes of the Statements of Cash Flows, cash and cash equivalents is considered to be comprised of deposits available on demand or of highly liquid securities with an original maturity of three months or less.

Note 2. Net Capital

The Company is required by rule 15 c 3-1 of regulation T to maintain a minimum capitalization. The Company's net capital, computed in accordance with this rule, as of December 31, 2002 was $98,928. The Company's required minimum capital is $50,000. Therefore, the Company has excess net capital of $48,928 as of December 31, 2002. Excess net capital at December 31, 2001 was $72,715.

Note 3. Liabilities Subordinated to Claims of General Creditors

As of December 31, 2002 and 2001 Krueger Brokerage, Inc. had no liabilities subordinated to claims of general creditors. The Company does not engage in the types of transactions which give rise to such liabilities.

Note 4. Possession or Control Requirements

The Company is not subject to the requirements regarding possession or control of securities as all transactions involving the purchase and sale of securities are handled through a clearing agent. The Company does not take possession or control of any securities purchased on behalf of customers.

Note 5. Broker/Dealer's Filing of Form X-17A-5

The net capital for December 31, 2002 does not differ materially, $784, from the amount reported on form X-17A-5 for that date. Any difference may be attributed to audit adjustments for income taxes. The net capital of December 31, 2001 is lower than the amount reported on form X-17A-5 for the period by $3,302. The differences are due to audit adjustments and are not material to the financial statements taken as a whole.

Note 6. The Entity

Krueger Brokerage, Inc. operates an independent brokerage service in Keokuk, Iowa, clearing all securities transactions through two clearing agents, Mesirow Financial, Inc. and Howe Barnes Investments. Clients include institutional and individual traders of securities. The Company is a member of the National Association of Securities Dealers, Inc. and, as such, is subject to its regulations and reporting requirements.

Note 7. SIPC Insurance Coverage

Customers of Krueger Brokerage, Inc. are protected under the Securities Investors Protection Corporation insurance program. The Company was covered under SIPC for the years ended December 31, 2002 and 2001. The Company has paid an assessment of $150 in 2002 and $150 in 2001.

Note 8. Marketable Debt and Equity Securities

Cost and fair value of marketable debt and equity securities at December 31, 2002 and 2001, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
December 31, 2002				
Available for sale:				
Debt securities	$ 3,658	$ 1,200	$ (931)	$ 3,927
Equity securities	119,857	14,228	(54,240)	79,845
	$123,515	$ 15,428	$ (55,171)	$ 83,772
December 31, 2001				
Available for sale:				
Debt securities	$ 20,921	$ 224	$ (368)	$ 20,777
Equity securities	119,057	1,106	(28,832)	91,331
Totals	$139,978	$ 1,330	$ (29,200)	$112,108

Note 9. Lease

The Company leases the third floor of the State Central Bank building to conduct its business activities. Lease payments for 2002 and 2001 were $5400 in each year. The lease is year to year, subject to annual renewal.

Note 10. Simplified Employee Pension Plan

In 1991, the Company adopted a SEP-IRA plan. Discretionary contributions are made by the Company to the account of eligible employees. Employees who have completed three years of service, attained age 21, and have the required level of compensation in the plan year are eligible to participate. For the year ended December 31, 2002 the Company's contribution to the plan is $8,141. In 2001, the Company contributed $16,764 to the plan. Plan contributions have been temporarily suspended due to weaker earnings and cash flows.

Note 11. Income Taxes

The Company incurred no liability for federal and state income taxes during the year ended December 31, 2001. The federal tax liability for 2002 was $573 and the Iowa liability was $216.

Note 12. Treasury Stock

The total number of shares held as treasury stock as of December 31, 2002 is 12 with a cost basis of $25,908.

Note 13. Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles often requires the use of estimates by management. Actual results may differ from such estimates.

JOHN P. WARDWELL, CPA PC
Certified Public Accountant

40 North 9th Street
Hamilton, IL 62341

Phone: 1-217-847-6288
Fax: 1-217-847-6290

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTARY DATA

Board of Directors
Krueger Brokerage, Inc.

Our report on our audit of the basic financial statements of Krueger Brokerage, Inc. for 2002 appears on page 3. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Computation of Net Capital and The Computation of Basic Net Capital Requirement are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

John P. Wardwell, CPA PC

John P. Wardwell, CPA PC
Hamilton, IL

January 28, 2003

KRUEGER BROKERAGE, INC.
Computation of Net Capital
December 31, 2002 and 2001

		2002		2001
Total ownership equity from statements of financial condition		$ 125,771		$ 136,033
Ownership equity not allowable		---		---
Total ownership equity qualified for net capital		125,771		136,033
Subordinated liabilities allowable		---		---
Other (deductions) or allowable credits		---		---
Total capital and allowable subordinated liabilities		125,771		136,033
Deductions and/or charges:				
Total nonallowable assets	$(16,300)		$ ---	
Secured demand note deficiency	---		---	
Commodity futures contracts	---		---	
Other deductions and/or charges	---	(16,300)	---	---
Other additions and/or allowable credits		---		---
Haircuts on securities:				
Contractual securities commitments	---		---	
Subordinated securities borrowings	---		---	
Trading and investment securities:				
Exempted securities	---		---	
Debt securities	(216)		(1,216)	
Options	---		---	
Other securities	(7,406)		(7,602)	
Undue concentration	---		---	
Other - common stock	(2,921)	(10,543)	(4,500)	(13,318)
Net Capital		$ 98,928		$122,715

The Notes to Financial Statements are an integral part of this report.

KRUEGER BROKERAGE, INC.
Computation of Basic Net Capital Requirement
December 31, 2002 and 2001

		2002		2001
Total Liabilities		$ 5,738		$ 12,870
Add:				
Drafts for immediate credit	$ ---		$ ---	
Market value of securities borrowed	---		---	
Other unrecorded amounts	---	---	---	---
Total Aggregate Indebtedness		5,738		12,870
Percentage of aggregate indebtedness to net capital		6%		10%
Percentage of debt to debt-equity total		4%		9%
A. Minimum net capital required 6 2/3% of total aggregate indebtedness		382		858
B. Minimum dollar net capital requirement		50,000		50,000
C. Net capital requirement (greater of A or B)		50,000		50,000
D. Net capital		98,928		122,715
Excess Net Capital (D minus C)		$ 48,928		$ 72,715

Krueger Brokerage, Inc. has no outstanding credit balances of the types, which, pursuant to rule 15c 3-3, require the maintenance of a special reserve account for the benefit of customers, nor does the Company engage in the types of transactions which give rise to such credit balances. Therefore, Krueger Brokerage, Inc. is not required to maintain a special reserve bank account.